Mail Stop 6010	June 28, 2006

C. Randall Mills, Ph.D.
President and Chief Executive Officer
Osiris Therapeutics, Inc.
2001 Aliceanna Street
Baltimore, Maryland 21231

Re:	Osiris Therapeutics, Inc.
	Registration statement on Form S-1
	Amendment no. 1 filed June 20, 2006
	File No. 333-134037

Dear Dr. Mills:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form S-1

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 37

Research and Development Costs, pages 38 - 39

1.	Refer to your response to comment 17.  We acknowledge your
disclosure that the company cannot quantify precisely the internal research and development costs incurred on a project-by-project basis. Please provide as much quantitative and qualitative
information as possible on another basis instead.   Alternative
presentations could show a breakdown of internal vs. external costs incurred and could detail these costs further by some other category.
For example, including the costs incurred for preclinical, clinical and non-clinical trials would be informative. Please note that the comment only presents a suggested format that is intended to allow investors to better understand the composition of these expenses. If you do not feel this proposed format is applicable to your business, then please provide us similar disclosure in another format that will allow an investor the desired insights into your research and development costs.

Stock Compensation, page 43

2.	We acknowledge your response to comment 31.  When you have
determined the IPO price, please disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented.

3.	Clarify the date you hired the valuation specialist.  If the date was subsequent to December 31, 2005, a retrospective valuation may have been performed, which should be clarified in the filing.
In
addition, valuations done by the board of directors are not considered performed by a third party. Also, it is not clear why you believe those valuations were done contemporaneously given that the board of directors only meets periodically. Please revise accordingly.

4.	With respect to your stock valuations, please provide the
following:
* Disclose the significant assumptions and methodologies used in determining your valuation at each issuance date of an equity instrument.
* Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated
IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.
* The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist
* Tell us why your valuations do not consider the fact that sales began in July 2005. Although the amounts were small, it would appear that the introduction of sales would be a significant event that should be considered in determining the valuation of your stock.
* Tell us how the Series E convertible preferred stock issued for $2.50 per share, the convertible promissory notes issued, and the conversion of the convertible promissory notes to Series D convertible preferred stock at $2.00 per share compare to the valuation of your common stock and why the valuations differ.
* Clarify if the Series E convertible preferred stock and the convertible promissory notes were issued to third parties and how that factor was considered in determining your valuation for your common stock.
* Please evaluate all significant events during the year and provide us an analysis with a timeline justifying your valuations for each period considering each event.

Registration Rights, page 92

5.	Refer to your response to comment 24.   Please include the
registration rights agreement for the $20.6 convertible note as an exhibit. Your response to comment 24 did not address the other registration rights agreements that you discuss on pages 92 and 93.
Please reevaluate your accounting for the other agreements and provide us your analysis as previously requested. Tell us and disclose in the filing your obligations under all the registration rights agreements. Discuss any liquidating penalties or other significant terms.

6.	Prior to going effective, please revise the filing to account for the reverse stock split that will occur prior to the consummation of the offering. In addition, please clarify how a reverse stock split will result in additional authorized and issued shares to satisfy the company`s obligations under the registration rights agreements and other commitments. Please revise or advise.

Financial Statements

Revenue Recognition, page F-10

7.	Refer to comment 29 and your response.  Please tell us if the incidental assignment of technology rights is from a related party.
If so, the amount recorded for the technology rights should be based on the GAAP basis of the related party and should be recorded as contributed capital in the financial statements. In addition, please tell us the basis for capitalizing the amount and any consideration given to recording the amount as in-process research and development.
Refer to paragraph 11c of SFAS 2.

Stock Compensation, page F-12

8.	Refer to comment 30 and the additional disclosure provided.
Please address the following comments:
* Provide a consent from the valuation expert that you reference.
* Provide us with an analysis of all equity issuances from the date of the latest balance sheet through the date of your response.
For
each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

3.  Notes Payable and Capital Lease Obligations, pages F-16 - F-17

9.	Refer to comment 33 and your response.  It is unclear from
your
additional disclosure how the conversion rate of the loans from related parties to Series D mandatorily redeemable convertible preferred stock was determined. Please clarify.

10.	Refer to comment 34.  When the price range of the IPO has
been
established, please disclose in Management`s Discussion and Analysis the expected effect on your results of operations of recording the beneficial conversion feature for the convertible promissory notes of
$19.8 million, $20.6 million and $2 million and provide us a calculation based on the estimated IPO price per share.



*	*	*	*	*


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at (202) 551-3653 or me at (202) 551-3710 with any other
questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director














cc: Justin P. Klein, Esquire
     Donald J. Murray, Esquire

Dr. C. Randall Mills
Osiris Therapeutics, Inc.
June 28, 2006
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